                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                    AROC INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    0204J102
                                 (CUSIP NUMBER)

                                ROBERT L. ZORICH
                                MPAC ENERGY, LLC
                       13101 NORTHWEST FREEWAY, SUITE 320
                              HOUSTON, TEXAS 77040
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 30, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02932010           SCHEDULE 13D/A

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            MPAC ENERGY, LLC


(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]

(3)   SEC Use Only


(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)


(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]


(6)   Citizenship or Place of Organization    MPAC ENERGY, LLC IS A LIMITED
                                              LIABILITY COMPANY FORMED UNDER THE
                                              LAWS OF THE STATE OF TEXAS


      Number of             (7)      Sole Voting Power               820,422,217
      Shares Bene-
      ficially              (8)      Shared Voting Power             ___________
      Owned by
      Each                  (9)      Sole Dispositive Power          820,422,217
      Reporting
      Person With           (10)     Shared Dispositive Power        ___________

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person   820,422,217


(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]


(13)  Percent of Class Represented by Amount in Row (11)                  95.6%1


(14)  Type of Reporting Person (See Instructions)                             OO

--------------------------------
1 Based on 55,278,837 shares issued and outstanding as of March 1, 2001 as disclosed in the Issuer's (defined in Item 1) Annual Report on Form 10-K for the year ended December 31, 2000.

ITEM 1.     SECURITY AND ISSUER.

      No Modification.

ITEM 2.     IDENTITY AND BACKGROUND.

      Item 2 is amended and restated as follows:
      (a) - (c)

      MPAC Energy, LLC ("MPAC") is a limited liability company organized under the laws of the State of Texas. MPAC's principal business address and office is located at 3101 Northwest Freeway, Suite 320 Houston, Texas 77040. The principal business of MPAC is engaging in oil and gas related investments. The controlling members of MPAC are EnCap Equity 1996 Limited Partnership ("EnCap 96 LP"), a Texas limited partnership, EnCap Equity 1994 Limited Partnership ("EnCap 94 LP"), a Texas limited partnership, Energy Capital Investment Company PLC ("Energy PLC"), a company organized and existing under the laws of England, EF-II Holdings, L.L.C. ("EF-II"), a Texas limited liability company, EnCap Investments L.L.C. ("EnCap Investments"), a Delaware limited liability company, and El Paso Capital Investments, L.L.C. ("El Paso Capital"), a Delaware limited liability company. The sole general partner of EnCap 96 LP and EnCap 94 LP is EnCap Investments. The members of EF-II holdings are EnCap 96 LP and Energy PLC. The sole member of EnCap Investments and El Paso Capital is El Paso Merchant Energy Holding Company, a Delaware corporation ("El Paso Merchant Energy"). The controlling person of El Paso Merchant Energy is El Paso Corporation, a Delaware corporation ("El Paso Corporation") Current information concerning the board of managers of MPAC, the officers and directors of Energy PLC, the managing directors of EnCap Investments, the executive officers and directors of El Paso Capital, the executive officers and directors of El Paso Merchant Energy, and the executive officers and directors of El Paso Corporation is set forth on
Schedule 1.

      (d) - (e)

      See Schedule 1.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4.     PURPOSE OF TRANSACTION.

      Item 4 is amended and restated as follows:

      The reporting person acquired the securities covered by this statement for investment purposes. The reporting person has acquired a controlling interest in the Issuer. Although no agreement has been entered into by the reporting person and the Issuer with respect to board representation, it is nonetheless the intention of the reporting person that representatives of, or persons acceptable to, the reporting person will become a majority of the board of directors within a relatively short period of time.

      The reporting person intends to monitor its investment in the Issuer on a continuing basis in the ordinary course of business and, depending upon the price of, and other market conditions relating to the Common Stock, subsequent developments in the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

      Given the size of the reporting person's interest in the Issuer and other salient factors, representatives of the reporting person have had discussions with senior management of the Issuer as to whether Issuer should engage in a transaction that would result in the Issuer's Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

      On March 8, 2001, the Board of Director's of the Issuer unanimously agreed that the Issuer would provide liquidity for the minority stockholders of the Issuer by completing a tender offer for all of the shares of the Issuer's Common Stock not controlled by the reporting person at a purchase price of $0.06 per share (the "Offer"). If the Offer is consummated, the reporting person will consider a second-step transaction in which the Issuer would merge, consolidate, or otherwise combine with an entity to be formed and wholly owned by the reporting person, or effect some other form of corporate transaction such that the shares of the Issuer's Common Stock not owned by the reporting person would be converted into only the right to receive some amount in cash or other consideration. These matters have been set forth in more detail in the Schedule TO-I and related Offer to Purchase filed by the Issuer and the reporting person on May 14, 2001, as amended on May 16, 2001 and June 8, 2001.

      Except as otherwise set forth above, the reporting person has no present plan or proposal that relates to or that would otherwise result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting person reserves the right to formulate specific plans or proposals with respect to, or to change its intentions regarding, any or all of the foregoing.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) and (b) are amended and restated as follows:

      (a) MPAC is the beneficial owner of 820,422,217 shares of Common Stock on an as converted basis. Based on the 55,278,837 shares of Common Stock issued and outstanding as of March 1, 2001, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2001, and dividends accrued on the preferred stock as of May 1, 2001, MPAC may be deemed the beneficial owner of approximately 95.6% of the outstanding Common Stock.

            Board of Managers and Controlling Members. Except as otherwise described herein, to the knowledge of the filing person, none of the controlling members or members of the board of managers of MPAC named in Item 2 is the beneficial owner of any shares of Common Stock.

      (b) MPAC has the sole power to vote and direct the vote or to dispose or direct the disposition of 820,422,217 shares of Common Stock.

            Board of Managers and Controlling Members. No controlling member or member of the board of managers of MPAC has the sole power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      Item 5(c)-5(e) has not been modified except Schedule 1 hereto has been amended and restated in its entirety.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as disclosed in this Schedule 13D or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in
Item 2 or between such persons and any other person with respect to the Common Stock deemed to be beneficially owned by the reporting person.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

         There is no material to be filed as Exhibits.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 26, 2001                     MPAC ENERGY, LLC


                                        By: /s/ Robert L. Zorich
                                            ------------------------------------
                                            Robert L. Zorich,
                                            President

                                  SCHEDULE 1
                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the members of the board of managers of MPAC, (ii) the executive officers and directors of Energy PLC, (iii) the managing directors of EnCap Investments, (iv) the directors and executive officers of El Paso Capital, (v) the directors and executive officers of El Paso Merchant Energy, and (vi) the directors and executive officers of El Paso Corporation, are set forth below:

                                                                                        Name, Principal Business Address of
             Name and             Capacity in Which            Principal             Organization in which Principal Occupation
         Business Address               Serves                 Occupation                           is Conducted
         ----------------         ------------------           ----------            ------------------------------------------
(i) MPAC Energy, LLC
    ----------------

Gary R. Petersen                        Manager            Managing Director                  EnCap Investments L.L.C.
1100 Louisiana                            MPAC         EnCap Investments L.L.C.                  1100 Louisiana
Suite 3150                             Energy, LLC                                                 Suite 3150
Houston, TX 77002                                                                               Houston, Texas 77002

D. Martin Phillips                      Manager             Managing Director                  EnCap Investments L.L.C.
1100 Louisiana                           MPAC            EnCap Investments L.L.C.                  1100 Louisiana
Suite 3150                           Energy, LLC                                                     Suite 3150
Houston, TX 77002                                                                               Houston, Texas 77002

Robert L. Zorich                      President and         Managing Director                  EnCap Investments L.L.C.
1100 Louisiana                           Manager         EnCap Investments L.L.C                   1100 Louisiana
Suite 3150                                MPAC                                                       Suite 3150
Houston, TX 77002                      Energy, LLC                                              Houston, Texas 77002

Robert Swanson                      Vice President,     Vice President, Secretary                 MPAC Energy, LLC
13101 Northwest Fwy                  Secretary and           and Treasurer                      13101 Northwest Fwy
Suite 320                              Treasurer            MPAC Energy, LLC                         Suite 320
Houston, Texas 77040                MPAC Energy, LLC                                            Houston, Texas 77040

                                                                                        Name, Principal Business Address of
             Name and             Capacity in Which            Principal             Organization in which Principal Occupation
         Business Address               Serves                 Occupation                           is Conducted
         ----------------         ------------------           ----------            ------------------------------------------
(ii)  Energy Capital Investment Company PLC.
      --------------------------------------

Leo G. Deschuyteneer                   Director of        Executive Director of                      Sofina SA
38 Rue de Naples                     Energy Capital             Sofina SA                         38 Rue de Naples
B-1050                                 Investment                                                      B-1050
Brussels, Belgium                      Company PLC                                                    Brussels

Alan B. Henderson                      Director of      Chairman of Ranger Oil                  Ranger Oil (UK) Ltd.
Ranger House                         Energy Capital           (UK) Ltd.                             Ranger House
Walnut Tree Close                      Investment                                                 Walnut Tree Close
Guildford, Surrey                      Company PLC                                                Guildford, Surrey
GU1 4HS                                                                                                GU1 4HS

James F. Ladner                        Director of       Executive Director of                  RP & C International
Gartenstrasse 10                     Energy Capital      RP & C International                      Gartenstrasse 10
CH-8002                                Investment                                                      CH-8002
Zurich, Switzerland                    Company PLC                                               Zurich, Switzerland

Gary R. Petersen                        Director            Managing Director                 EnCap Investments L.L.C.
1100 Louisiana                       Energy Capital      EnCap Investments L.L.C.                  1100 Louisiana
Suite 3150                             Investment                                                    Suite 3150
Houston, TX 77002                      Company PLC                                              Houston, Texas 77002

William W. Vanderfelt                   Director           Managing Partner of                      Petercam S.A.
19 Place Sainte-Gudule               Energy Capital           Petercam S.A.                    19 Place Sainte-Gudule
B-1000                                 Investment                                                      B-1000
Brussels, Belgium                      Company PLC                                                Brussels, Belgium


                                                                                        Name, Principal Business Address of
             Name and             Capacity in Which            Principal             Organization in which Principal Occupation
         Business Address               Serves                 Occupation                           is Conducted
         ----------------         ------------------           ----------            ------------------------------------------
(iii) EnCap Investments L.L.C.
      ------------------------

David B. Miller                     Managing Director       Managing Director                 EnCap Investments L.L.C.
3811 Turtle Creek Blvd.                   EnCap          EnCap Investments L.L.C.            1100 Louisiana, Suite 3150
Suite 1080                             Investments                                                Houston, TX 77002
Dallas, TX 75219                         L.L.C.

Gary R. Petersen                    Managing Director       Managing Director                 EnCap Investments L.L.C.
1100 Louisiana                            EnCap          EnCap Investments L.L.C.            1100 Louisiana, Suite 3150
Suite 3150                             Investments                                                Houston, TX 77002
Houston, TX 77002                        L.L.C.

D. Martin Phillips                  Managing Director       Managing Director                 EnCap Investments L.L.C.
1100 Louisiana                            EnCap          EnCap Investments L.L.C.            1100 Louisiana, Suite 3150
Suite 3150                             Investments                                                 Houston, TX 77002
Houston, TX 77002                        L.L.C.

Robert L. Zorich                    Managing Director       Managing Director                 EnCap Investments L.L.C.
1100 Louisiana                            EnCap          EnCap Investments L.L.C.             3811 Turtle Creek Blvd.,
Suite 3150                             Investments                                                   Suite 1080
Houston, TX 77002                        L.L.C.                                                  Dallas, Texas 75219

                                                                                        Name, Principal Business Address of
             Name and             Capacity in Which            Principal             Organization in which Principal Occupation
         Business Address               Serves                 Occupation                           is Conducted
         ----------------         ------------------           ----------            ------------------------------------------

(iv) El Paso Capital Investments, L.L.C.
     -----------------------------------

Clark C. Smith                          President         President of El Paso        El Paso Merchant Energy Holding Company
1001 Louisiana St.                                       Merchant Energy Holding                 1001 Louisiana St.
Houston, Texas 77002                                             Company                        Houston, Texas 77002

John B. Holmes, Jr.                  Chief Operating   Chief Operating Officer,      El Paso Merchant Energy Holding Corporation
1001 Louisiana Street                    Officer       El Paso Merchant Energy                 1001 Louisiana Street
Houston, Texas 77002                                         Holding Company                    Houston, Texas 77002

John L. Harrison                       Senior Vice      Senior Vice President and      El Paso Merchant Energy Holding Company
1001 Louisiana St.                    President and     Chief Financial Officer of               1001 Louisiana St.
Houston, Texas 77002                 Chief Financial     El Paso Merchant Energy                Houston, Texas 77002
                                         Officer             Holding Company

Larry M. Kellerman                   Vice President     Vice President and Senior      El Paso Merchant Energy Holding Company
1001 Louisiana St.                     and Senior         Managing Director of                   1001 Louisiana St.
Houston, Texas 77002                Managing Director    El Paso Merchant Energy                Houston, Texas 77002
                                                             Holding Company

Cecilia T. Heilmann                  Vice President,     Vice President, Managing      El Paso Merchant Energy Holding Company
1001 Louisiana St.                      Managing       Director, and Controller of               1001 Louisiana St.
Houston, Texas 77002                  Director, and      El Paso Merchant Holding               Houston, Texas 77002
                                       Controller                Company

Grady M. Blakley                       Senior Vice      Senior Vice President of        El Paso Merchant Energy Holding Company
1001 Louisiana St.                      President       El Paso Merchant Holding                 1001 Louisiana St.
Houston, Texas 77002                                             Company                        Houston, Texas 77002

J. Robert Collins, Jr.                 Senior Vice      Senior Vice President of        El Paso Merchant Energy Holding Company
1001 Louisiana St.                      President       El Paso Merchant Holding                 1001 Louisiana St.
Houston, Texas 77002                                             Company                        Houston, Texas 77002

W.C. Mack                              Senior Vice      Senior Vice President of        El Paso Merchant Energy Holding Company
1001 Louisiana St.                      President       El Paso Merchant Holding                 1001 Louisiana St.
Houston, Texas 77002                                             Company                        Houston, Texas 77002

                                                                                        Name, Principal Business Address of
             Name and             Capacity in Which            Principal             Organization in which Principal Occupation
         Business Address               Serves                 Occupation                           is Conducted
         ----------------         ------------------           ----------            ------------------------------------------
(v) El Paso Merchant Energy Holding Company
    ---------------------------------------

Clark C. Smith                         President,       President, Merchant Energy   El Paso Merchant Energy Holding Corporation
1001 Louisiana Street                Merchant Energy          North America                     1001 Louisiana Street
Houston, Texas 77002                  North America                                             Houston, Texas 77002
                                      and Director

John B. Holmes, Jr.                  Chief Operating     Chief Operating Officer,    El Paso Merchant Energy Holding Corporation
1001 Louisiana Street                   Officer,          Merchant Energy North                 1001 Louisiana Street
Houston, Texas 77002                 Merchant Energy             America                        Houston, Texas 77002
                                      North America

Timothy D. Bourn                     Vice President     Vice President and Senior    El Paso Merchant Energy Holding Corporation
1001 Louisiana Street                  and Senior      Managing Director, Merchant              1001 Louisiana Street
Houston, Texas 77002                Managing Director      Energy North America                 Houston, Texas 77002

Larry M. Kellerman                   Vice President     Vice President and Senior    El Paso Merchant Energy Holding Corporation
1001 Louisiana Street                  and Senior      Managing Director, Merchant              1001 Louisiana Street
Houston, Texas 77002                Managing Director      Energy North America                 Houston, Texas 77002

John L. Harrison                       Senior Vice      Senior Vice President and    El Paso Merchant Energy Holding Corporation
1001 Louisiana Street                 President and      Chief Financial Officer,               1001 Louisiana Street
Houston, Texas 77002                 Chief Financial      Merchant Energy North                 Houston, Texas 77002
                                         Officer                 America

W.C. Mack                              Senior Vice        Senior Vice President,     El Paso Merchant Energy Holding Corporation
1001 Louisiana Street                   President         Merchant Energy North                 1001 Louisiana Street
Houston, Texas 77002                                             America                        Houston, Texas 77002

Grady M. Blakley                       Senior Vice        Senior Vice President,     El Paso Merchant Energy Holding Corporation
1001 Louisiana Street                   President         Merchant Energy North                 1001 Louisiana Street
Houston, Texas 77002                                             America                        Houston, Texas 77002

J. Robert Collins, Jr.                 Senior Vice        Senior Vice President,     El Paso Merchant Energy Holding Corporation
1001 Louisiana Street                   President         Merchant Energy North                 1001 Louisiana Street
Houston, Texas 77002                                             America                        Houston, Texas 77002

                                                                                        Name, Principal Business Address of
             Name and             Capacity in Which            Principal             Organization in which Principal Occupation
         Business Address               Serves                 Occupation                           is Conducted
         ----------------         ------------------           ----------            ------------------------------------------
(vi) El Paso Corporation
     -------------------
William A. Wise                      Chairman of the    Director, Chairman of the                El Paso Corporation
1001 Louisiana Street                    Board,        Board, President, and Chief              1001 Louisiana Street
Houston, Texas 77002                President, Chief      Executive Officer of                  Houston, Texas 77002
                                        Executive         El Paso Corporation
                                      Officer, and
                                        Director

H. Brent Austin                      Executive Vice      Executive Vice President                El Paso Corporation
1001 Louisiana Street                 President and    and Chief Financial Officer              1001 Louisiana Street
Houston, Texas 77002                 Chief Financial      of El Paso Corporation                Houston, Texas 77002
                                         Officer

Ralph Eads                           Executive Vice    Executive Vice President of               El Paso Corporation
1001 Louisiana Street                   President          El Paso Corporation                  1001 Louisiana Street
Houston, Texas 77002                                                                            Houston, Texas 77002

Joel Richards III                    Executive Vice     Executive Vice President,                El Paso Corporation
1001 Louisiana Street                   President          Human Resources and                  1001 Louisiana Street
Houston, Texas 77002                                    Administration of El Paso               Houston, Texas 77002
                                                               Corporation

William A. Smith                     Executive Vice     Executive Vice President,                El Paso Corporation
1001 Louisiana Street                   President       Business Development of                 1001 Louisiana Street
Houston, Texas 77002                                      El Paso Corporation                   Houston, Texas 77002

John W. Somerhalder II                 President,       President, Pipeline Group                El Paso Corporation
1001 Louisiana Street                Pipeline Group      of El Paso Corporation                 1001 Louisiana Street
Houston, Texas 77002                                                                            Houston, Texas 77002

Britton White Jr.                    Executive Vice      Executive Vice President                El Paso Corporation
1001 Louisiana Street                 President and      and General Counsel of                 1001 Louisiana Street
Houston, Texas 77002                 General Counsel      El Paso Corporation                   Houston, Texas 77002

Jeffrey I. Beason                      Senior Vice      Senior Vice President and                El Paso Corporation
1001 Louisiana Street                 President and       Controller of El Paso                 1001 Louisiana Street
Houston, Texas 77002                   Controller              Corporation                      Houston, Texas 77002

C. Dana Rice                           Senior Vice      Senior Vice President and                El Paso Corporation
1001 Louisiana Street                 President and        Treasurer of El Paso                 1001 Louisiana Street
Houston, Texas 77002                    Treasurer              Corporation                      Houston, Texas 77002

Patricia A. Shelton                    President,          President of Western              El Paso Natural Gas Company
1001 Louisiana Street               Western Pipeline        Pipeline Division                   1001 Louisiana Street
Houston, Texas 77002                    Division                                                Houston, Texas 77002

                                                                                        Name, Principal Business Address of
             Name and             Capacity in Which            Principal             Organization in which Principal Occupation
         Business Address               Serves                 Occupation                           is Conducted
         ----------------         ------------------           ----------            ------------------------------------------
E. J.Holm                           Chief Executive      Chief Executive Officer,           El Paso Natural Gas Company
1001 Louisiana Street               Officer, Eastern    Eastern Pipeline Division               1001 Louisiana Street
Houston, Texas 77002                Pipeline Division                                           Houston, Texas 77002

John D. Hushon                       Chief Executive     Chief Executive Officer,        El Paso Energy International Company
1001 Louisiana Street               Officer, El Paso         El Paso Europe                      1001 Louisiana Street
Houston, Texas 77002                     Europe                                                 Houston, Texas 77002

Greg G. Jenkins                        President of     President of El Paso Global         El Paso Global Networks Company
1001 Louisiana Street                 El Paso Global          Networks Company                  1001 Louisiana Street
Houston, Texas 77002                 Networks Company                                            Houston, Texas 77002

Robert G. Phillips                     President of    President of El Paso Field           El Paso Field Services, L.P.
1001 Louisiana Street                 El Paso Field            Services L.P.                    1001 Louisiana Street
Houston, Texas 77002                 Services, L.P.                                             Houston, Texas 77002

James C. Yardley                       President,      President, Southern Natural          Southern Natural Gas Company
1001 Louisiana Street               Southern Natural           Gas Company                      1001 Louisiana Street
Houston, Texas 77002                   Gas Company                                              Houston, Texas 77002

John B. Holmes, Jr.                  Chief Operating    Chief Operating Officer of     El Paso Merchant Energy Holding Company
1001 Louisiana Street                   Officer,          Merchant Energy Group                 1001 Louisiana Street
Houston, Texas 77002                 Merchant Energy                                            Houston, Texas 77002
                                          Group

Stephen C. Beasley                     President,        President, Tennessee Gas          Tennessee Gas Pipeline Company
1001 Louisiana Street                 Tennessee Gas          Pipeline Company                   1001 Louisiana Street
Houston, Texas 77002                Pipeline Company                                            Houston, Texas 77002

James J. Cleary                        President,         President of ANR Pipeline              ANR Pipeline Company
1001 Louisiana Street              ANR Pipeline Company            Company                       1001 Louisiana Street
Houston, Texas 77002                                                                             Houston, Texas 77002

Byron Kelly                           President,        President, El Paso Energy       El Paso Energy International Company
1001 Louisiana Street                El Paso Energy       International Company                 1001 Louisiana Street
Houston, Texas 77002                  International                                             Houston, Texas 77002

Tom Wade                               President,       President, Merchant Energy     Coastal States Crude Gathering Company
1001 Louisiana Street                Merchant Energy        Petroleum Markets                   1001 Louisiana Street
Houston, Texas 77002                Petroleum Markets                                           Houston, Texas 77002

                                                                                        Name, Principal Business Address of
             Name and             Capacity in Which            Principal             Organization in which Principal Occupation
         Business Address               Serves                 Occupation                           is Conducted
         ----------------         ------------------           ----------            ------------------------------------------
Rod Erskine                           President,           President of El Paso              El Paso Production Company
1001 Louisiana Street             El Paso Production        Production Company                  1001 Louisiana Street
Houston, Texas 77002                                                                            Houston, Texas 77002

Byron Allumbaugh                        Director         Retired Chairman, Ralphs             610 Newport Center Drive
610 Newport Center Drive,                                    Grocery Company                          Suite 210
Suite 210                                                                                      Newport Beach, CA 92660
Newport Beach, CA 92660

David A. Arledge                      Non-Executive    Non-Executive Vice Chairman               El Paso Corporation
1001 Louisiana Street               Vice Chairman of     of the Board of El Paso                1001 Louisiana Street
Houston, Texas 77002                    the Board              Corporation                      Houston, Texas 77002

John M. Bissell                         Director         Chairman of the Board of                   Bissell Inc.
2345 Walker Ave., N.W.                                         Bissell Inc.                    2345 Walker Ave., N.W.
Grand Rapids, MI 49501                                                                         Grand Rapids, MI 49501

Juan Carlos Braniff                     Director              Vice Chairman,                 Universidad 1200, Col. XOCO
Universidad 1200, Col. XOCO                             Grupo Financiero Bancomer              Mexico, D.F.C.P. 03339
Mexico, D.F.C.P. 03339

James F. Gibbons                        Director          Professor at Stanford                  Stanford University
Stanford University                                        University School of      Paul G. Allen Center for Integrated Systems
Paul G. Allen Center for                                       Engineering                    Room 201 (Mail Stop 4075)
Integrated Systems                                                                               Stanford, CA 94305
Room 201 (Mail Stop 4075)
Stanford, CA 94305

Anthony W. Hall, Jr.                    Director          City Attorney, City of              Attorney, City of Houston
P.O. Box 1562                                                    Houston                            P.O. Box 1562
Houston, Texas 77025                                                                            Houston, Texas 77251

Ronald L. Kuehn, Jr.                    Director           Business Consultant                  El Paso Corporation
1001 Louisiana Street                                                                           1001 Louisiana Street
Houston, Texas 77002                                                                            Houston, Texas 77002

J. Carleton MacNeil Jr.                 Director          Securities Consultant         7020 Port Washington Road, Suite 200
7020 Port Washington Road,                                                                       Milwaukee, WI 53217
Suite 200
Milwaukee, WI 53217

Thomas R. McDade                        Director          Senior Partner, McDade,          McDade, Fogler, Marnes, L.L.P.
Two Houston Center                                        Fogler, Marnes, L.L.P.                  Two Houston Center
909 Fannin, Suite 1200                                                                         909 Fannin, Suite 1200
Houston, Texas 77010                                                                            Houston, Texas 77010

Malcolm Wallop                          Director            Chairman, Western                  Western Strategy Group
Western Strategy Group                                        Strategy Group                     1100 Wilson Blvd.,
1100 Wilson Blvd.,                                                                                   Suite 1400
Suite 1400                                                                                       Arlington, VA 22209
Arlington, VA 22209

                                                                                        Name, Principal Business Address of
             Name and             Capacity in Which            Principal             Organization in which Principal Occupation
         Business Address               Serves                 Occupation                           is Conducted
         ----------------         ------------------           ----------            ------------------------------------------
Joe B. Wyatt                         Director              Chancellor Emeritus,                  Vanderbilt University
Vanderbilt University                                      Vanderbilt University                  211 Kirkland Mall
211 Kirkland Mall                                                                                 Nashville, TN 37240
Nashville, TN 37240


(d) None of MPAC, Energy PLC, EnCap 96 LP, EnCap 94 LP, EnCap Investments, El Paso Capital, EF-II Holdings, El Paso Merchant Energy, El Paso Corporation, or any of the individuals identified in this Schedule 1 has, to the knowledge of the reporting person, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of MPAC, Energy PLC, EnCap 96 LP, EnCap 94 LP, EnCap Investments, El Paso Capital, EF-II Holdings, El Paso Merchant Energy, El Paso Corporation, or any of the individuals identified in this Schedule 1 has, to the knowledge of the reporting person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals identified in this Schedule 1 is a citizen of the United States of America, with the exception of (i) Alan B. Henderson, and William W. Vanderfelt who are citizens of the United Kingdom, (ii) Energy PLC which was formed under the laws of the United Kingdom, (iii) Leo G. Deschuyteneer who is a citizen of Belgium, (iv) James F. Ladner who is a citizen of Switzerland, and (v) Juan Carlos Braniff who is a citizen of Mexico.


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